SECURITIES AND EXCHANGE COMMISSION

06007936

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66145

RECEIVED MAR 31 2006 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Research LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 St. John's Lane
(No. and Street)

London UK EC1M 4BU
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zahra El Moudni 011 44 207 959 1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLP
(Name – *if individual, state last, first, middle name*)

301 East Las Olas Blvd, 5th Fl. Fort Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/22/06

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Research LLC, as of December 31st, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATTHEW G. DOHERTY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 21, 2011

ARETE RESEARCH, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

ARETE RESEARCH, LLC

TABLE OF CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Arete Research, LLC

We have audited the accompanying statements of financial condition of Arete Research, LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
February 22, 2006

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

ARETE RESEARCH, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2005	2004
Cash	$ 77,875	$ 24,709
Commissions receivable	25,000	-
Due from member	-	12,193
Prepaid expenses	20,533	90
Rent deposit	5,000	-
	$ 128,408	$ 36,992

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 55,663	$ 21,245
Due to member	1,810	-
TOTAL LIABILITIES	57,473	21,245
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY	70,935	15,747
	$ 128,408	$ 36,992

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
COMMISSION INCOME	$ 165,044	$ 50,000
EXPENSES		
Bank service charges	4,356	1,627
Bloomberg expense	7,400	-
Consulting fees	72,815	-
Fines and penalties	15,000	-
Office expense	1,393	-
Professional fees	65,988	38,145
Regulatory expenses	5,128	7,308
Rent	2,563	-
Subscriptions	1,000	-
Travel	10,604	-
Telephone	2,673	-
TOTAL EXPENSES	188,920	47,080
NET (LOSS) INCOME	$ (23,876)	$ 2,920

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

MEMBER'S DEFICIT – JANUARY 1, 2004	$ (17,173)
CONTRIBUTIONS FROM MEMBER	30,000
NET INCOME	2,920
MEMBER'S EQUITY – DECEMBER 31, 2004	15,747
CONTRIBUTIONS FROM MEMBER	79,064
NET LOSS	(23,876)
MEMBER'S EQUITY – DECEMBER 31, 2005	**$ 70,935**

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (23,876)	$ 2,920
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(25,000)	-
Due from member	12,193	(12,193)
Prepaid expenses	(20,443)	(90)
Accrued expenses	34,418	(13,381)
TOTAL ADJUSTMENTS	1,168	(25,664)
NET CASH USED IN OPERATING ACTIVITIES	(22,708)	(22,744)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Rent deposit	(5,000)	-
Due to member	1,810	(13,773)
Contributions from member	79,064	30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	75,874	16,227
NET INCREASE (DECREASE) IN CASH	53,166	(6,517)
CASH - BEGINNING OF YEAR	24,709	31,226
CASH - END OF YEAR	$ 77,875	$ 24,709

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in London, England. The Company was formed on June 20, 2003. In 2005, the Company opened a sales and marketing office in Boston, MA. The Company was organized to operate as a registered broker/dealer in securities in the United States and provides research services on technology companies to fund managers in the U.S. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and the National Association of Securities Dealers, Inc. ("NASD").

The Company is the wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Investments and Recognition of Commission Income and Expenses

Commission income and related clearing expenses are recorded in the accounts on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. As of December 31, 2005 and 2004, the only account translated to U.S. currency was a cash account reported in pounds and converted to the U.S. dollar.

Income Taxes

For U.S. tax reporting purposes, the Company was considered a disregarded tax entity through August 18, 2004, and, as a single member LLC, it had no U.S. domestic tax filing requirements. Effective August 18, 2004, the Company elected to file as a corporation with domestic tax filing requirements. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No 109, "Accounting for Income Taxes", which requires companies to use the asset and liability method of accounting for income taxes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory rates applicable to future years differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Pursuant to SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates. As of December 31, 2005 and 2004, there were no temporary differences arising from the differences between book and tax reporting to give rise to deferred income tax assets or liabilities.

The financial statements include only those assets, liabilities, and results of operations relating to the business of Arete Research, LLC. The statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities.

As stipulated in the Limited Liability Company Agreement, the Company should have a perpetual existence until it is dissolved and its affairs are wound up.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member account.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that might affect certain reported amounts and disclosure in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Commission income from the Company's two largest customers accounted for approximately 85% of total income, with the remaining customer comprising the remaining 15% of income, for the year ended December 31, 2005. The balance receivable from one of the Company's customers comprises $25,000, or 100%, of commissions receivable on the accompanying December 31, 2005 statement of financial condition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk (Continued)

Commission income from one customer accounted for 100% of total income for the year ended December 31, 2004. There was no balance due from the customer at December 31, 2004.

Consolidation of Variable Interest Entities

In December 2003, the Financial Accounting Standards Board issued FIN 46R, Consolidation of Variable Interest Entities. FIN 46R revised the original FIN 46 that was issued in January 2003. FIN 46R provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Private companies with an interest in a variable interest entity that is subject to the provision of FIN 46R created on or before December 31, 2003, must implement the consolidation provisions within FIN 46R no later than the beginning of the first annual period beginning after December 15, 2004. Management has evaluated the implications of FIN 46R and determined that it has no impact on the Company's financial statements under its current arrangements.

Recently Issued Accounting Pronouncements

Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), a replacement of Accounting Principles Board ("APB") Opinion No. 20 and FASB No. 3, applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. SFAS No. 154 also requires that a change in depreciation or amortization method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Management believes that adoption of SFAS No. 154 will not have a significant effect on the Company's financial statements.

NOTE 3. NET CAPITAL REQUIREMENT

The Company obtained licensure from the SEC and NASD to operate as a registered broker/dealer in securities in April 2004. As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2004, the Company had a net capital deficiency of $1,536 and was not in compliance with the net capital requirement. In January 2005, the Company's member repaid the receivable balance, which brought the Company into compliance with the net capital requirement as of January 31, 2005.

At December 31, 2005, the Company's "Net Capital" was $20,402 and the "Required Net Capital" was $5,000. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was 2.82 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is a party to an Allocation Agreement and Sublease with its member effective November 25, 2003. This agreement allows the Company to sublease office space from the parent and to use office equipment. The agreement also permits use of certain of the parent's employees. The agreement specifies that the shared expenses are waived by the member until further notice.

The Company's member advanced monies to the Company for registration expenses with regulators and to provide working capital. The balance due the member as of December 31, 2005 was $1,810. The balance due from the member at December 31, 2004, was $12,193.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is party to a service agreement for an office workstation for its Boston, MA location effective September 1, 2005. Rent for the workstation is $1,250 per month and the agreement expires August 31, 2007.

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating Lease (Continued)

Minimum future rental payments under this operating lease approximate the following:

Years Ending December 31,	
2006	$ 15,000
2007	10,000
	$ 25,000

The total rent expense under this agreement was approximately $2,600 for the year ended December 31, 2005.

Service Agreement

The Company entered into a service agreement for a subscription with Bloomberg at $1,850 per month through August 31, 2007.

Minimum future payments under this service agreement approximate the following:

Years Ending December 31,	
2006	$ 22,200
2007	14,800
	$ 37,000

Regulatory Matters

The Company failed to renew its fidelity bond and such policy lapsed in March 2005. Since retroactive reinstatement of the bond is uncertain as of the report date, the NASD and SEC were notified of the instance of noncompliance.

In November 2004, the Company underwent an NASD examination whereby certain violations were noted. According to the Letter of Acceptance, Waiver and Consent from the NASD dated December 2, 2005, the Company settled for the maximum sanction of $15,000. Penalty is accrued as of December 31, 2005 and presented in the line item "Accrued expenses" in the accompanying statement of financial position. This settlement was subsequently denied by the NASD; however, the Company's management believes the maximum financial exposure to settle the sanction from the NASD to be $15,000.

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Employment Agreement

In August 2005, the Company entered into an employment agreement with an executive for its North American sales position. The terms of said agreement prescribe a regular salary and profit sharing provisions beginning in 2006. In addition, a signing bonus in the amount of $175,000 is payable in January 2006. The Company's member agreed to assume the obligation to pay the signing bonus. The agreement is effective through March 31, 2007.

ACCOMPANYING INFORMATION

ARETE RESEARCH, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

CREDITS	
Members' equity	$ 70,935
TOTAL CREDITS	70,935
DEBITS	
Commissions receivable	25,000
Prepaid expenses	20,533
Rent deposit	5,000
TOTAL DEBITS	50,533
NET CAPITAL	20,402
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $57,473 OR $5,000, WHICHEVER IS GREATER	5,000
EXCESS NET CAPITAL	**$ 15,402**
Excess Net Capital @ 1,000%	**$ 14,655**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.82 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 55,663
Due to member	1,810
	$ 57,473

ARETE RESEARCH, LLC

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF DECEMBER 31, 2005

NET CAPITAL PER COMPUTATION, ON PAGE 13	$	20,402
Audit adjustments		(120)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	**$**	**20,282**

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

Arete Research, LLC is exempt from Rule 15c3-3 under (k)(2)(i) because a special account is to be maintained for the exclusive benefit of customers. During the year, the Company did not provide services to warrant the maintenance of such account.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

REQUIRED BY RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Arete Research, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Arete Research, LLC (the "Company") for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted one matter involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above:

> The Company failed to renew its fidelity bond and such policy lapsed in March 2005. Since retroactive reinstatement of the bond is uncertain as of the report date, the NASD and SEC were notified of the instance of noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
February 22, 2006